Item 77C) Matters submitted to a vote of security holders

RS Variable Products Trust

A special meeting of the shareholders of RS Variable Products Trust ("the Trust") was held on April 24, 2015. At the meeting, the shareholders of the Trust approved a proposal of a Plan of Liquidation to liquidate the RS Money Market VIP Series and distribute the liquidation proceeds to the shareholders of the Fund, all as described in the Proxy Statement. The affirmative votes for the proposal of the Plan of Liquidation were 88,789,184.8754 and the negative votes were 5,062,828.4238.